Trading Symbols (LMD:TSX V; LNGMF:OTC BB)

151 Bloor St West                                       Kenzo Oriental Tower 11K

Suite 890                                                        48 Dongzhimenwai Dajie

 Toronto, Ontario                                                    Dongcheng District

 Canada M5S 1S4                                                  Beijing 100027 China

 Tel :  +1.416.927.7000                                    Tel:  +011.8610.5160.0689

 Fax : +1.416.927.1222                                   Fax:  +011.8610.5160.0788

www.lingomedia.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

Lingo Media Reports 2005 Year End Result

Toronto, Canada, May 2, 2006 - Lingo Media Inc. (LMD: TSX V; LNGMF: OTC BB) (the “Company” or “Lingo Media”), announces its financial results for the year ended December 31, 2005.

The 2005 year-end results compared with 2004, reported in Canadian dollars, are as follows:

Consolidated Balance Sheets

 (Expressed in Canadian dollars)

As At December 31	2005	2004

Assets

Current assets:
Cash	$ 144,337	$ 29,791
Accounts and grants receivable	488,303	562,558
Inventory	34,084	23,291
Prepaid and sundry assets	134,348	133,833
	801,072	749,473

Investment and advances	182,520	-
Deferred costs	117,102	-
Property and equipment, net	48,770	54,491
Development costs, net	408,633	489,325
Acquired publishing content, net	53,003	123,673
	$ 1,611,100	$ 1,416,962

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan	$ 110,000	$ 90,000
Accounts payable	247,547	252,726
Accrued liabilities	63,844	58,000
Loans payable	101,929	77,762
	523,320	478,488

Shareholders’ equity:
Capital stock	3,996,971	3,367,119
Contributed surplus	288,437	74,100
Warrants	30,849	-
Deficit	(3,228,477)	(2,502,745)
	1,087,780	938,474
Commitments
	$ 1,611,100	$ 1,416,962

Consolidated Statements of Operations

For the years ended December 31	2005	2004

Revenue	$ 906,357	$ 589,654

Direct costs	123,107	94,990
Margin	783,250	494,664

Expenses:
General and administrative	855,118	651,232
Amortization	267,819	488,776
Interest and other financial expenses	42,869	19,931
Stock-based compensation	214,337	52,176
	1,380,143	1,212,115

Loss before income taxes and other taxes	(596,893)	(717,451)

Income taxes and other taxes	128,839	77,926

Net loss for the year	(725,732)	(795,377)

Loss per share	$ (0.03)	$ (0.04)

Weighted average number of Common shares outstanding	24,711,619	22,626,746

Consolidated Statements of Cash Flows

For the years ended December 31	2005	2004

Cash flows provided by (used in):
Operations:
Net loss for the year	$ (725,732)	$ (795,377)
Items not affecting cash:
Amortization of property and equipment	12,278	9,078
Amortization of development costs	184,797	377,903
Amortization of acquired publishing content	70,670	70,670
Amortization of software development costs	-	31,046
Stock-based compensation	214,337	52,176
Change in non-cash balances related to operations:
Accounts and grants receivable	74,255	(34,466)
Inventory	(10,793)	5,818
Prepaid and sundry assets	(514)	(99,849)
Accounts payable	(5,181)	107,529
Accrued liabilities	5,845	25,952
Interest payable	(833)	2,762
Cash used by operating activities	(180,871)	(246,758)

Financing:
Increas4e in bank loan	20,000	90,000
Increase in loans payable	248,500	290,000
Repayment of loans payable	(223,500)	(215,000)
Issuance of capital stock	745,800	93,517
Share issue costs	(85,099)	(32,191)
Cash provided by financing activities	705,701	226,326

Investing:
Investment and advances	(182,520)	-
Purchase of property and equipment	(6,556)	(21,725)
Deferred costs	(117,102)	-
Development costs	(104,106)	(160,554)
Cash used in investing activities	(410,284)	(182,279)
Increase in cash	114,546	(202,711)
Cash, beginning of year	29,791	232,502
Cash, end of year	$ 144,337	$ 29,791
Supplemental cash flow information:
Income taxes and other taxes paid	$ 157,121	$ 41,189
Interest paid	$ 9,838	$ 11,368

The notes are an integral part of the financial statements and as such should be read in conjunction with the complete annual audited financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005 available at www.sedar.com.

During the fiscal year 2005, Lingo Media focused on its core royalty co-publishing business with People’s Education Press in China and continued to pursue its China Expansion Plan.

Highlights of the year are as follows:

•

Revenues increased by 53% over 2004 fiscal year end.

•

Maintained the Company’s dominant market share of over 60% of the primary English language learning textbook market in China through its co-publishing agreement with People’s Education Press selling its 100 millionth copy.

•

Signed the Company’s first Sino-Foreign JV with Sanlong Cultural Communication Co. Ltd. for a 51% ownership interest in the Hebei Jintu Education Book Co. Ltd. Joint Venture (“Jintu JV”).  To date, this Joint Venture has received approvals from the General Administration of Press and Publications Bureau and from the Ministry of Commerce and is currently awaiting its business license registration expected by the end of Q2 2006.

•

Signed a second Sino-Foreign JV Agreement with Liaoning Publishing Group for a 51% ownership interest in an English language learning product and services joint venture awaiting Chinese regulatory approval.  Liaoning Publishing Group is a RMB 3.645 billion (US$450 million) Chinese publishing conglomerate headquartered in Shenyang, Liaoning Province, PRC.

•

Developing new English language learning programs and is pursuing co-publishing agreements with PEP and other Chinese publishers.

•

Enhanced our Board of Directors with the addition of Nereida Flannery, a market entry and relationship expert based in China.

Michael Kraft, President & CEO of Lingo Media, commented on the results, “We have started to develop two new English language learning programs and are confident that we can secure strong co-publishing partners and incremental revenues through this organic growth strategy during the second half of 2006.  Under our China Expansion Plan, the Jintu JV will provide increased revenue and establish a new distribution channel, which will serve as a valuable direct-to-consumer selling platform. In 2006, we plan to add new products such as newspapers and magazines which will transform our co-publishing royalty business into an integrated publishing and distribution company with increased top-line sales.”

About Lingo Media

Lingo Media is a leading publisher of English language learning programs in China, incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university. Founded in 1996, Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students.  To date, over 100 million units from Lingo Media's library of more than 285 program titles have been published and sold in China.  While Lingo Media remains focused on its royalty-based educational publishing business, it is advancing its China Expansion Plan to establish itself as a distributor of educational print media including books, newspapers and magazines in China.

For further information, contact:

Michael P. Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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